

June 2, 2010

Via facsimile to ((212) 230-7693) and U.S. Mail

Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker LLP
75 East 55th Street
New York, NY 10022

      Re: **Crystal River Capital, Inc.**
              Revised Preliminary Schedule 14A
              Filed May 27, 2010
              File No. 001-32958

              Amended Schedule 13E-3
              Filed May 27, 2010
              File No. 005-82423

Dear Mr. Pisani:

We have reviewed the above filings and have the following comments.

Revised Preliminary Schedule 14A

Special Factors

Background of the Merger, page 12

1.   We note the revisions made on page 14 in response to prior comment 4. Please explain why Brookfield did not believe it was in its best interests to reduce the outstanding balance of the company's debt as part of a restructuring of the debt.

    Please direct any questions relating to the going private transaction filings to me at (202) 551-3619.

              Sincerely,

              Daniel F. Duchovny
              Special Counsel
              Office of Mergers & Acquisitions